U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2010
Commission File No.: 001-04192
Terra Nova Royalty Corporation
(Translation of Registrant’s name into English)
Suite #1620 — 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☑ Form 20-F	☐ Form 40-F
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☑ No
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

Form 51-102F3
Material Change Report
1.	REPORTING ISSUER
TERRA NOVA ROYALTY CORPORATION
Suite 1620 400 Burrard Street
Vancouver, British Columbia, V6C 3A6
2.	DATE OF MATERIAL CHANGE
September 13, 2010
3.	NEWS RELEASE
On September 13, 2010, Terra Nova Royalty Corporation (the “Company”) issued a news release through PR Newswire, which was also filed on SEDAR.
4.	Summary of Material Change
The Company announced that it will distribute 9,474,384 common shares (the “KID Shares”) of KHD Humboldt Wedag International AG (“KID”), representing approximately 28.8% of the total issued KID Shares, by way of a pro-rata special dividend (the “Distribution”) to the Company’s shareholders of record as of September 23, 2010 (the “Record Date”). The Distribution will be made on the basis of one KID Share for every four common shares of the Company held at the Record Date (no fractional shares will be issued and amounts will be rounded to the nearest whole number).
5.	Full Description of Material Change
The Company announced that it will distribute 9,474,384 KID Shares, representing approximately 28.8% of the total issued KID Shares, by way of a pro-rata special dividend to the Company’s shareholders of record as of the Record Date. The Distribution will be made on the basis of one KID Share for every four common shares of the Company held at the Record Date (no fractional shares will be issued and amounts will be rounded to the nearest whole number).
The Distribution is the third distribution of KID Shares by the Company pursuant to the Company’s previously announced plan to restructure into two distinct publicly traded companies, being: (i) a mineral royalty and natural resources company; and (ii) an industrial plant technology, equipment and service company.
Pursuant to the Distribution, each holder of record as at the Record Date will receive one KID Share for every four common shares of the Company held at such date. No fractional KID Shares or interests therein will be issued and the amount of KID Shares to be distributed will be rounded to the nearest whole number.
The KID Shares can only be received in electronic form through Clearstream, a security depository and the principal clearing house for the Frankfurt Stock Exchange.
For further information, please refer to the Company’s news release dated September 13, 2010, a copy of which is attached as Appendix “A” hereto.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102
Not applicable.
7.	OMITTED INFORMATION
No significant facts otherwise required to be disclosed in this report have been omitted.
8.	EXECUTIVE OFFICER
The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect to the change:
Michael Smith
Interim President and Chief Executive Officer
604-683-8286 (contact through Rene Randall)
9.	Date of Report
September 14, 2010

APPENDIX “A”

NEWS RELEASE

Corporate	Investors	Media
Terra Nova Royalty Corp	Allen & Caron Inc.	Allen & Caron Inc.
Rene Randall	Joseph Allen	Len Hall
1 (604) 683-8286 ex 224	1 (212) 691-8087	1 (949) 474-4300
rene.randall@terranovaroyalty.com	joe@allencaron.com	len@allencaron.com
TERRA NOVA ANNOUNCES THIRD DISTRIBUTION OF SHARES OF KHD HUMBOLDT WEDAG INTERNATIONAL AG
NEW YORK (September 13, 2010) . . . Terra Nova Royalty Corporation (NYSE: TTT) (the “Company”) is pleased to announce that it will distribute approximately 9,474,384 common shares (the “KID Shares”) of KHD Humboldt Wedag International AG (“KID”), representing approximately 28.8% of the total issued KID Shares, by way of a pro-rata special dividend (the “Distribution”) to the Company’s shareholders. The Distribution will be:
•	paid to shareholders of record as of September 23, 2010 (the “Record Date”); and
•	on the basis of one KID Share for every four common shares of the Company held at the Record Date (no fractional shares will be issued and amounts will be rounded to the nearest whole number).
The Distribution is the third distribution of KID Shares by the Company pursuant to the Company’s previously announced plan to restructure into two distinct publicly traded companies, being: (i) a mineral royalty and natural resources company; and (ii) an industrial plant technology, equipment and service company.
The Distribution
Pursuant to the Distribution, each holder of record as of the Record Date will receive one KID Share for every four common shares of the Company held at such date. No fractional KID Shares or interests therein will be issued and the amount of KID Shares to be distributed will be rounded to the nearest whole number.
The KID Shares can only be received in electronic form through Clearstream, a security depository and the principal clearing house for the Frankfurt Stock Exchange.
In order to receive their pro rata share of the Distribution, shareholders or their broker or nominee will be required to have a Clearstream eligible account. Computershare Trust Company N.A. (“Computershare”) will be the distribution agent for the Distribution. Computershare has agreed to provide access to a Clearstream eligible custodian account for registered shareholders who are United States persons and who do not have access to a Clearstream eligible account. Registered shareholders who are United States persons whose KID Shares have been deposited into this account can provide instructions to Computershare in the event that they wish to transfer their KID Shares and Computershare will carry out such instructions.

Depository Trust Company and CDS Clearing and Depository Services Inc. participants and registered shareholders, who are not US Persons, will be required to provide instructions to Computershare as to the deposit of their shares in a Clearstream eligible account. The KID Shares of such shareholders will be retained by the Company in its own custodian’s Clearstream eligible account until such instructions are delivered to Computershare.
The KID Shares of non-registered shareholders who own the Company’s common shares through a broker or other nominee, will either be: (i) deposited into such Clearstream eligible account as their broker or nominee has instructed Computershare; or (ii) if no such instructions have been provided by the broker or nominee, retained by the Company, in the case of non-United States holders, for deposit into its custodian’s Clearstream eligible account or will be delivered by the Company for deposit in Computershare’s custodian account, in the case of United Sates registered holders. In such event, such non-registered shareholder will have to have a broker or nominee contact the Company in the event that such non-registered shareholder wishes to transfer the KID Shares. Non-registered shareholders should contact their brokerage firm for further information.
Further materials respecting the Distribution will be mailed to shareholders shortly after the record date and posted to the Company’s website. Such materials will include forms to be used by registered shareholders to designate a Clearstream eligible account for the deposit of their KID Shares. For further information respecting the Distribution please contact Computershare at:
Computershare Trust Company N.A.
PO Box 43001
Providence, Rhode Island 02940-3001
USA
Contact: Computershare Global Transaction Unit
Telephone: 1-877-624-5999 (toll free within North America) or 1-781-575-4086
Email: USAllGlobalTransactionTeam@computershare.com
Canadian Withholding Tax
The Distribution will not be subject to Canadian withholding tax. We recommend that shareholders contact their financial and tax advisors for guidance with respect to other potential tax consequences relating to the Distribution, including provincial, territorial or foreign tax considerations.
Ineligible Jurisdictions
Pursuant to the Distribution, KID Shares will not be distributed in any jurisdiction in which such distribution would be unlawful. Shareholders resident in such jurisdictions will have their pro rata entitlement liquidated by Computershare and will receive the proceeds less any applicable deductions.
About KID
The KID Shares are listed on the Frankfurt Stock Exchange under the symbol “KWG”. The KID Shares are exempt from registration in the United States under Rule 12g3-2 under the Securities Exchange Act of 1934. As such, KID will publish in English, on its website at www.KHD.com, information made public pursuant to the applicable securities laws of Germany and the requirements of the Frankfurt Stock Exchange, which currently includes annual financial statements for the fiscal year ended December 31, 2009 and interim financial information for the quarters ended March 31 and June 30, 2010. In addition, for further information respecting KID please refer to KID’s website and the Company’s Management Information Circular dated March 1, 2010, which includes an information statement respecting KID, its business and operations and which is available under the Company’s profile on www.sedar.com and was filed with the United States Securities and Exchange Commission on Form 6-K on March 3, 2010.

About Terra Nova Royalty Corporation
Terra Nova Royalty Corporation is active in the mineral royalty and natural resources industry. To obtain further information on the Company, please visit our website at: http://www.terranovaroyalty.com.
Disclaimer for Forward-Looking Information
Certain statements in this news release are forward-looking statements, which reflect our management’s expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits we will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak only as of the date hereof. These assumptions, which include management’s current expectations, estimates and assumptions about our business and the markets we operate in, the global economic environment, interest rates, exchange rates and our ability to manage our assets and operating costs, may prove to be incorrect. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward-looking statements, including: (i) changes in iron ore and other commodities prices; (ii) the performance of the properties underlying our interests; (iii) decisions and activities of the operator of our royalty properties and other interests; (iv) unanticipated grade, geological, metallurgical, processing or other problems experienced by the operators of our royalty properties and other interests; (v) economic and market conditions; and (vi) the availability of royalties for acquisition or other acquisition opportunities and the availability of debt or equity financing necessary to complete such acquisitions. There is a significant risk that our forecasts and other forward-looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties are set out in our MD&A for the six months ended June 30, 2010 filed with Canadian securities regulators and filed on Form 6-K with the SEC and our Form 20-F for the year ended December 31, 2009.

Form 51-102F3
Material Change Report
1.	REPORTING ISSUER
TERRA NOVA ROYALTY CORPORATION
Suite 1620 400 Burrard Street
Vancouver, British Columbia, V6C 3A6
2.	DATE OF MATERIAL CHANGE
September 8, 2010
3.	NEWS RELEASE
On September 8, 2010, Terra Nova Royalty Corporation (the “Company”) issued a news release through PR Newswire, which was also filed on SEDAR.
5.	Summary of Material Change
The Company announced that, further to its news release dated July 27, 2010, its shareholders rights offering to holders of common shares (the “Shares”) of the Company (the “Rights Offering”) has expired and is fully subscribed. A total of 7,571,227 Shares of the Company will be issued under the Rights Offering pursuant to the subscription privileges thereunder, representing total gross proceeds of approximately USD$50.0 million.
5.	Full Description of Material Change
The Company announced that, further to its news release dated July 27, 2010, the Rights Offering has expired and is fully subscribed. A total of 7,571,227 Shares of the Company will be issued under the Rights Offering pursuant to the subscription privileges thereunder, representing total gross proceeds of approximately USD$50.0 million.
Pursuant to the Rights Offering, each holder of record of the Company’s Shares received one transferable right (a “Right”) for every Share held as of August 6, 2010. Every four Rights entitled a holder to purchase one Share at a price of USD$6.60.
Pursuant to the Rights Offering, the Company received subscriptions and requests for oversubscription privileges well over twice the amount of Rights the Company offered for sale.
For further information, please refer to the Company’s news release dated September 8, 2010, a copy of which is attached as Appendix “A” hereto.
6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102
Not applicable.
7.	OMITTED INFORMATION
No significant facts otherwise required to be disclosed in this report have been omitted.

8.	EXECUTIVE OFFICER
The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect to the change:
Michael Smith
Interim President and Chief Executive Officer
604-683-8286 (contact through Rene Randall)
9.	Date of Report
September 14, 2010

APPENDIX “A”

NEWS RELEASE

Corporate	Investors	Media
Terra Nova Royalty Corp	Allen & Caron Inc.	Allen & Caron Inc.
Rene Randall	Joseph Allen	Len Hall
1 (604) 683-8286 ex 224	1 (212) 691-8087	1 (949) 474-4300
rene.randall@terranovaroyalty.com	joe@allencaron.com	len@allencaron.com
TERRA NOVA ANNOUNCES OVERSUBSCRIPTION AND CLOSING
OF RIGHTS OFFERING
NEW YORK (September 8, 2010) . . .Terra Nova Royalty Corporation (NYSE: TTT) (the “Company”) is pleased to announce that, further to its news release dated July 27, 2010, that its shareholders rights offering to holders of common shares (the “Shares”) of the Company (the “Rights Offering”) has expired and is fully subscribed. A total of 7,571,227 Shares of the Company will be issued under the Rights Offering pursuant to the subscription privileges thereunder, representing total gross proceeds of approximately USD$50.0 million.
Pursuant to the Rights Offering, each holder of record of the Company’s Shares received one transferable right (a “Right”) for every Share held as of August 6, 2010. Every four Rights entitled a holder to purchase one Share at a price of USD$6.60.
Chairman Michael Smith said, “The preliminary tabulations provide that we have received subscriptions and requests for oversubscription privileges for an aggregate of 19,011,407 Shares, which would have amounted to approximately USD$125.5 million, or well over twice the amount we offered for sale. We appreciate the strong vote of confidence represented by this response.”
Under the terms of the Rights Offering, a fixed number of shares were available for sale, and all those shares were sold. As the Rights Offering was oversubscribed, there are less shares available under the additional subscription privilege then were requested pursuant to such privileges. Accordingly, such subscribers will receive a refund of any excess funds submitted with their subscription request.
About Terra Nova Royalty Corporation
Terra Nova Royalty Corporation is active in the mineral royalty and natural resources industry.

Disclaimer for Forward-Looking Information
Certain statements in this news release are forward-looking statements, which reflect our management’s expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits we will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak only as of the date hereof. These assumptions, which include management’s current expectations, estimates and assumptions about our business and the markets we operate in, the global economic environment, interest rates, exchange rates and our ability to manage our assets and operating costs, may prove to be incorrect. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward-looking statements, including: (i) changes in iron ore and other commodities prices; (ii) the performance of the properties underlying our interests; (iii) decisions and activities of the operator of our royalty properties and other interests; (iv) unanticipated grade, geological, metallurgical, processing or other problems experienced by the operators of our royalty properties and other interests; (v) economic and market conditions; and (vi) the availability of royalties for acquisition or other acquisition opportunities and the availability of debt or equity financing necessary to complete such acquisitions. There is a significant risk that our forecasts and other forward-looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties are set out in our MD&A filed with Canadian securities regulators and filed on Form 6-K with the SEC and our Form 20-F for the year ended December 31, 2009.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
TERRA NOVA ROYALTY CORPORATION

By:	/s/ Michael J. Smith

Michael Smith President and Chief Executive Officer

Date: September 14, 2010